Filed by Triton Container International Limited

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: TAL International Group, Inc.

Commission File No. 001-32638

Date: May 10, 2016

News Release

Triton and TAL International Announce

Effectiveness of Registration Statement and Filing of

Definitive Proxy Statement

Special Meeting of TAL Stockholders to be Held on June 14, 2016

Transaction Expected to Close on June 16, 2016

PURCHASE, New York - May 10, 2016 -- Triton Container International Limited (“Triton”) and TAL International Group, Inc. (NYSE:TAL) (“TAL”) today announced that Triton International Limited’s (“TIL”) registration statement on Form S-4 in connection with the proposed combination of Triton and TAL has been declared effective by the United States Securities and Exchange Commission ("SEC").

TAL has filed a definitive proxy statement with the SEC regarding the planned combination of Triton and TAL and commenced mailing the proxy statement/prospectus to TAL stockholders on May 9, 2016.

TAL’s special meeting of stockholders to approve the transaction is scheduled to take place on June 14, 2016 at 10:00 am (New York time). The meeting will be held at the Crowne Plaza White Plains, 66 Hale Avenue, White Plains, New York 10601.

Brian Sondey, President and Chief Executive Officer, TAL International, stated, “We are excited that the SEC has declared the S-4 registration effective and that the special meeting date has been set for TAL’s shareholders to vote on this transaction. We believe this is a transformational transaction that will provide significant benefits for both TAL’s shareholders and its customers. The combined company will be the world’s largest, most capable and most efficient intermodal container leasing company. The anticipated $40 million in cost synergies will better position us in the current soft operating environment and provide valuable operating leverage when the market recovers.”

TAL’s Board of Directors unanimously recommends that TAL's stockholders vote “FOR” the proposal to adopt the transaction agreement and "FOR" each of the other proposals to be voted on at the special meeting.

All stockholders of record of TAL’s common stock as of the close of business on April 25, 2016 will be entitled to vote their shares either in person or by proxy at the stockholder meeting. If you have questions about the transactions contemplated by the transaction agreement or the TAL special meeting, or if you need assistance in completing the proxy card or voting instruction form, you may contact TAL’s proxy solicitation agent:

Innisfree M&A Incorporated

Stockholders may call toll-free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

Transaction Details

On November 9, 2015, TAL and Triton entered into a definitive agreement under which the companies will combine in an all-stock merger of equals transaction to create the world’s largest, most capable and most efficient lessor of intermodal freight containers with a combined container fleet of nearly five million twenty-foot equivalent units (“TEU”).

Under the terms of the transaction agreement, Triton and TAL will combine under a newly formed holding company, Triton International Limited. Triton shareholders will own 55% of the equity of the combined company and TAL stockholders will own 45%. TAL stockholders will receive one common share of TIL for each share of TAL stock owned.

The transaction is expected to close on or about June 16, 2016 after the TAL special meeting of stockholders, subject to the approval of the transaction by TAL stockholders and other customary closing conditions.

About Triton Container International Limited

Triton is one of the world’s largest lessors of intermodal cargo containers. Domiciled in Bermuda and with 19 subsidiary offices in 13 countries, Triton has focused on providing exceptional customer service, designing and maintaining a superior quality fleet and operating a world-wide, customer-centric infrastructure. Through its world-wide network of Triton regional service subsidiaries, agents and depots, and a dedicated, experienced staff, Triton meets its customers' needs by providing equipment in demand locations at flexible and competitive lease terms.

About TAL International Group, Inc.

TAL is one of the world’s largest lessors of intermodal freight containers and chassis with 17 offices in 11 countries. TAL's global operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis.

Important Cautionary Information Regarding Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding our views, estimates, plans and outlook, industry, future events, the proposed transaction between Triton and TAL, the estimated or anticipated future results and benefits of Triton and TAL following the transaction, including estimated synergies, the likelihood and ability of the parties to successfully close the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Triton and TAL management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Triton’s and TAL’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Triton and TAL operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Triton and TAL operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Triton’s or TAL’s management team; the ability of the parties to successfully close the proposed transaction; failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Triton and TAL; uncertainty as to the long-term value of Triton International Limited (“Holdco”) common shares; the expected amount and timing of cost savings and operating synergies; failure to receive the approval of the stockholders of TAL for the transaction, and those discussed in TAL’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2015 under the heading “Risk Factors,” as updated from time to time by TAL’s Quarterly Reports on Form 10-Q and other documents of TAL on file with the SEC and in the registration statement on Form S-4 that was filed with the SEC by Holdco. There may be additional risks that neither Triton nor TAL presently know or that Triton and TAL currently believe are immaterial which could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Triton’s and TAL’s expectations, plans or forecasts of future events and views as of the date of this communication. Triton and TAL anticipate that subsequent events and developments will cause Triton’s and TAL’s assessments to change. However, while Triton and TAL may elect to update these forward-looking statements at some point in the future, Triton and TAL specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Triton’s and TAL’s assessments as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

This communication is not a solicitation of a proxy from any stockholder of TAL. In connection with the proposed transaction, as stated above, Holdco has filed a registration statement on Form S-4 with the SEC on May 6, 2016 that includes a prospectus of Holdco and also includes a proxy statement of TAL. The registration statement has been declared effective by the SEC. TAL will commence mailing the proxy statement/prospectus to its stockholders on or about May 9, 2016. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. You are able to obtain the proxy statement/prospectus, as well as other filings containing information about TAL and Triton International Limited free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to TAL International Group, Inc., 100 Manhattanville Road, Purchase, New York 10577, Attention: Secretary.

The respective directors and executive officers of Triton, TAL and Holdco and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TAL’s directors and executive officers is available in the Form 10-K/A filed with the SEC on April 22, 2016 and in its proxy statement filed with the SEC on May 9, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and their respective interests are included in the proxy statement/prospectus filed with the SEC on May 9, 2016.

Contacts:

TAL International	Investor Relations and Media Contacts:
Investors:	The IGB Group
John Burns, (914) 697-2877	Leon Berman, (212) 477-8438
Senior Vice President & Chief Financial Officer	lberman@igbir.com

or

Triton
Investors:
Steve Controulis, (415) 956-6311
Senior Vice President & Chief Financial Officer